Simpson Thacher & Bartlett LLP

900 G STREET, N.W.

WASHINGTON, DC 20001

TELEPHONE: +1-202-636-5500

FACSIMILE: +1-202-636-5502

Direct Dial Number +1-202-636-5592	E-mail Address steven.grigoriou@stblaw.com

December 14, 2022

VIA EDGAR

Tony Burak

Karen Rossotto

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, D.C. 20549

Re:	AG Twin Brook Capital Income Fund

Registration Statement on Form N-2

File No. 333-268405

Dear Mr. Burak and Ms. Rossotto:

On behalf of AG Twin Brook Capital Income Fund (the “Fund”), we are providing the following responses to comments received by telephone from you on December 14, 2022 relating to the Fund’s pre-effective amendment filed with the Securities and Exchange Commission on Form N-2 on December 12, 2022 (the “Registration Statement”).

For convenience of reference, the comments of the Staff have been reproduced herein. We have discussed the Staff’s comments with representatives of the Fund. The Fund’s responses to the Staff’s comments are set out immediately under the reproduced comment. Please note that all page numbers in the Fund’s responses are references to the page numbers of the Registration Statement, unless otherwise stated. All capitalized terms used but not defined in this letter have the meanings given to them in the Registration Statement.

Simpson Thacher & Bartlett LLP

Securities and Exchange Commission	-2-	December 14, 2022

Staff Comments to Registration Statement

1.	Comment: Please confirm that the Merger continues to not be probable.

Response: Although the Merger is contemplated, as disclosed in the Registration Statement, the Board of Trustees has yet to approve the Merger and neither the Fund nor the Private BDC has entered into a definitive merger agreement. The Board of Trustees have scheduled a meeting primarily to discuss the end of year RIC distribution requirements but also to generally discuss the offering, distribution networks and the potential timing of the Merger. Accordingly, the Fund continues to believe that the Merger is not probable.

2.

Comment: On page 82, the disclosure states, “If the Merger does not occur, the Board’s current intent is to begin to wind down and/or liquidate and dissolve the Fund in an orderly manner.” Please include a bullet on the cover page with such disclosure.

Response: The Fund undertakes to include the below bullet in its definitive prospectus filing pursuant to Rule 424 if the Merger has yet to occur.

•	If the Merger does not occur, the Board’s current intent is to begin to wind down and/or liquidate and dissolve the Fund in an orderly manner.

3.

Comment: On page 154 of the Registration Statement, please delete “, generally” so that the sentence reads, “Repurchases of shares from shareholders by the Fund will be paid in cash promptly after the expiration of the tender offer within five business days of the last date that shareholders may tender shares for the repurchase offer.”

Response: The Fund undertakes to update the disclosure in accordance with the comment in its definitive prospectus filing pursuant to Rule 424.

*            *              *            *            *            *             *            *

Please do not hesitate to call me at (202) 636-5592 with any questions or further comments regarding this submission or if you wish to discuss any of the above responses.

Very truly yours,

/s/ Steven Grigoriou
Steven Grigoriou

cc:	Jay Williamson, Securities and Exchange Commission

Jenny B. Neslin, AG Twin Brook Capital Income Fund

Rajib Chanda, Simpson Thacher & Bartlett LLP

Melissa Tuarez Herr, Simpson Thacher & Bartlett LLP

Hadley Dryland, Simpson Thacher & Bartlett LLP